Exhibit 12

M.D.C. HOLDINGS, INC.

RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,		Three Months Ended June 30,		Year Ended December 31,
(dollars in thousands)	2007	2006	2007	2006	2005	2004	2003	2002	2001
Earnings	$(284,435)	$301,890	$(154,378)	$136,631	$858,443	$675,748	$389,940	$301,072	$286,228

Fixed Charges	$35,877	$41,166	$17,430	$20,845	$67,459	$43,011	$43,977	$27,453	$28,782

Earnings to Fixed Charges	(7.93)	7.33	(8.86)	6.55	12.73	15.71	8.87	10.97	9.94

Earnings:

Pretax Earnings from Continuing Operations	(314,709)	274,715	(171,028)	122,234	808,763	636,914	348,223	274,044	255,387

Add Fixed Charges	35,877	41,166	17,430	20,845	67,459	43,011	43,977	27,453	28,782
Less capitalized interest	(28,876)	(29,843)	(14,435)	(15,006)	(51,872)	(32,879)	(26,779)	(21,116)	(22,498)
Add amortization of previously capitalized interest	23,273	15,852	13,655	8,558	34,093	28,702	24,519	20,691	24,557

Total Earnings	(284,435)	301,890	(154,378)	136,631	858,443	675,748	389,940	301,072	286,228

Fixed Charges:

Homebuilding and corporate interest expense	0	0	0	0	0	0	0	0	0
Mortgage lending interest expense	1,010	4,281	359	2,317	3,850	1,946	1,967	1,822	2,666
Interest component of rent expense	4,049	4,843	1,664	2,442	7,369	5,462	3,897	2,812	2,253
Amortization and expensing of debt expenses (1)	1,942	2,199	972	1,080	4,368	2,724	11,334	1,703	1,365
Capitalized interest	28,876	29,843	14,435	15,006	51,872	32,879	26,779	21,116	22,498

Total Fixed Charges	35,877	41,166	17,430	20,845	67,459	43,011	43,977	27,453	28,782

(1)	2003 includes $9,315 of expenses related to debt redemption.